UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	333-108712
333-141425-02
333-165579-01

WESTERN MASSACHUSETTS ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

300 Cadwell Drive

Springfield, Massachusetts 01104

(800) 286-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.900% Senior Notes Series B due 2034
6.700% Senior Notes Series D due 2037
5.100% Senior Notes Series E due 2020
3.500% Senior Notes Series F due 2021

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One holder per series.

Explanatory Note: Effective December 31, 2017, Western Massachusetts Electric Company completed a merger transaction pursuant to which Western Massachusetts Electric Company was merged with and into NSTAR Electric Company, and NSTAR Electric Company survived.

Pursuant to the requirements of the Securities Exchange Act of 1934 Western Massachusetts Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NSTAR ELECTRIC COMPANY

(as successor by merger to Western Massachusetts Electric Company)

January 8, 2018                                                By: /S/ JAY S. BUTH

Jay S. Buth

Vice President, Controller and

Chief Accounting Officer